                                                                 EXHIBIT (a)(10)


                          UNITED STATES DISTRICT COURT
                          SOUTHERN DISTRICT OF NEW YORK

_______________________________________________________x
                                                       :
ABSOLUTE RECOVERY HEDGE FUND, L.P.,                    :      01-CV-8811 (LAK)
ABSOLUTE RECOVERY HEDGE FUND, LTD.,                    :
on behalf of themselves and all others similarly       :
situated,                                              :
                                                       :
                            Plaintiffs,                :
                                                       :
                 v.                                    :
                                                       :
GAYLORD CONTAINER CORP.,                               :
TEMPLE-INLAND ACQUISITION                              :
CORP., TEMPLE-INLAND INC.,                             :
STATE STREET BANK AND TRUST COMPANY                    :    JURY TRIAL DEMANDED
and FLEET NATIONAL BANK,                               :
                                                       :
                            Defendants.                :
_______________________________________________________x


                         AMENDED CLASS ACTION COMPLAINT


         Plaintiffs, by their attorneys, allege upon information and belief, except for those allegations which pertain to themselves, which allegations are based upon personal knowledge as follows: 1. Plaintiffs bring this action on their own behalf and as a noteholders' class action on behalf of all holders (the "noteholders") of the following publicly traded notes issued by Gaylord Container Corporation: 9-3/4% Senior Notes Due 2007 ("9-3/4% Notes"); and 9-3/8% Senior Notes Due 2007 ("9-3/8% Notes") (collectively, the "Notes"). Plaintiffs allege breaches of the terms of the relevant indentures (the "Indentures"), breaches of fiduciary duties and disclosure violations under applicable federal securities laws, state law and common law.

                             JURISDICTION AND VENUE

         2. This action is brought pursuant to: The Trust Indenture Act of 1939, 15 U.S.C.ss.77aaa, et seq.; principles of state and common law; the Declaratory Judgments Act, 28 U.S.C.ss.2201; and Section 14(e) of the Securities Exchange Act of 1934 (the "Exchange Act") [15 U.S.C.ss.78n(e)] and Rule 14e-3(a) promulgated thereunder by the SEC [17 C.F.R.ss.240-143.3(a)].

         3. The Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. ss.ss. 1331, 1337 and 1367(a) and Section 27 of the Exchange Act. The acts and transactions alleged herein arise in connection with interstate commerce and involve use of the mails and other instrumentalities of interstate commerce.

         4. Venue is proper in this District pursuant to 28 U.S.C. ss. 1391
(b)-(c) and Section 27 of the Exchange Act.

         5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets. THE PARTIES

         6. (a) Plaintiff Absolute Recovery Hedge Fund, L.P., a Delaware limited partnership, is the holder of $235,000 in principal amount of 9-3/4% Notes.

            (b) Plaintiff Absolute Recovery Hedge Fund, Ltd., a Bermuda corporation, is the holder of $265,000 in principal amount of 9-3/4% Notes.

         7. Defendant Gaylord Container Corporation ("Gaylord" or the "Company") is a Delaware corporation, whose headquarters are located at 500 Lake Cook Road, Suite 400, Deerfield, Illinois 60015. Gaylord is a manufacturer of paper and paper packaging products.

         8. (a) Defendant Temple-Inland Acquisition Corporation ("Acquisition") or the "Purchaser") is a Delaware corporation and an indirect wholly-owned subsidiary, of defendant Temple-Inland Inc. ("Parent") (Parent and Acquisition are collectively referred to herein as "Temple-Inland"). Temple-Inland Inc. is a manufacturer of corrugated packaging and building products, whose principal executive offices are located at 1300 MoPac Expressway South, Austin, Texas 78746.

            (b) Defendant Inland Container Corp. I is a wholly-owned subsidiary of Temple-Inland which was organized to facilitate Temple-Inland's tender offer for the Notes.

         9. Defendant State Street Bank and Trust Company ("State Street") is a Massachusetts Chartered Trust Company, whose principal executive offices are located at 225 Asylum Street, 23rd Floor, Hartford, Connecticut, 16103. State Street is the Trustee for the 9-3/8% Notes.

         10. Defendant Fleet National Bank ("Fleet") is a National Banking Association, whose principal executive offices are located at 777 Main Street, Hartford, Connecticut 06115. Fleet is the Trustee for the 9-3/4% Notes. State Street and Fleet are sometimes collectively referred to herein as the "Trustees."

                            CLASS ACTION ALLEGATIONS

         11. Plaintiffs bring this action on their own behalf and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all holders of the Notes (collectively, the "Noteholders") (except defendants and any person, firm trust, corporation, or other entity related to or affiliated with any defendant) and their transferees and successors in interest. Plaintiffs do not proceed on a class basis with respect to the Fourth Claim for relief.

         12. This action is properly maintainable as a class action for the following reasons: (a) The Class is so numerous that joinder of all members is impracticable. There are $425 million in face amounts of the Notes outstanding and in public hands. The Notes are actively and publicly traded. It is estimated that there are hundreds, if not thousands, of members of the Class.

         (b) There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member.

         13. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs, holders of a class of Senior Notes, are similarly situated with all other class members. Their claims are typical of the claims of the other members of the Class and plaintiffs have the same interests in this case as the other members of the Class. Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class. Plaintiffs anticipate that there will be no difficulty in the management of this litigation as a class action.

         14. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action and the claims asserted herein. The likelihood that individual members of the Class will prosecute separate individual actions is remote due to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, the class members will continue to suffer damage, and defendants' violations of law will proceed without remedy. Defendants are acting in a manner which affects all shareholders in the same or similar fashion and would be subjected to potentially differing legal requirements or standards of conduct if this litigation were not certified to proceed as a class action on behalf of all Noteholders.

                             SUBSTANTIVE ALLEGATIONS

A.       The Notes And Their Indentures

         15. In fiscal 1998, the Company issued $200 million principal amount of 9-3/8% Notes. In fiscal 1997, the Company issued $225 million of 9-3/4% Notes. State Street and Fleet are identified as the Indenture Trustees for the 9-3/8% Notes and the 9-3/4% Notes, respectively and, in such capacity, owe fiduciary duties to the holders of each of their series of Notes.

         16. Section 4.15 of the Indenture governing the 9-3/8% Notes states, in pertinent part, that: "(a) In the event of a Change of Control, each Holder will have the right to require that the Company repurchase all or a portion of such Holders' Notes pursuant to the offer described in paragraph (b) below (the 'Change of Control Offer') at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase." Section 4.15(b) continues:"(b) Within 30 days following the date upon which the Change of Control occurred (the 'Change of Control Date') requiring the Company to make a Change of Control Offer pursuant to this Section 4.15, the Company shall send . . . a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer."
Section 4.15 thereafter further delineates procedures for a Change of Control Offer, including specific responsibilities of the Trustee.

         17. Section 1.01 of the Indenture governing the 9-3/8% Notes states that: "'Change of Control' means if at any time any Person or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) acquires, in one or more transactions (i) beneficial ownership (within the meaning of Rule 13(d)(3) under the Exchange Act) of 50% or more of the voting power represented by all voting securities of the Company . . . . "

         18. Section 5.01 of the Indenture governing the 9-3/8% Notes, entitled "When Company May Merge, Etc.," states in pertinent part:

         (a) The Company shall not, in a single transaction or through a series of related transactions, consolidate with or merge with or into . . . another Person . . . , unless:

         (1) either the Company shall be the survivor of such merger or consolidation or the surviving Person . . . shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee on or prior to the consummation of such transaction, in a form satisfactory to the Trustee, all the obligations of the Company under the Notes and this Indenture;

         (2) . . .;

         (3) . . . ; and

         (4) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or adoption and such supplemental indenture comply with this Article Five, that the surviving Person (if other than the Company) agrees to be bound hereby, and that all conditions precedent herein provided relating to such transaction have been satisfied.

         19. Moreover, pursuant to Section 4.12 of the Indenture governing the 9-3/4% Notes, Gaylord is prohibited from incurring or otherwise becoming liable for other debt that is pari passu or senior in status. This clause protects the senior notes against dilution subsequent to their issuance.

         20. Sections 1.01, 4.12, 4.15 and 5.01 of the Indenture governing the 9-3/4% Notes contains substantially the same provisions regarding a Change of Control Offer.

         21. The Indentures and the Notes issued thereunder are expressly governed by New York law (excluding its conflict of law principles).

B.       The Transaction

         22. On September 27, 2001, Temple-Inland and Gaylord announced the signing of a definitive merger agreement (the "Merger Agreement") by which Temple-Inland will acquire Gaylord. Pursuant to the terms of the agreement, Temple-Inland would begin cross-conditional tender offers for all of Gaylord's outstanding shares and outstanding 9 3/8% Notes, 9 3/4% Notes and 9 7/8% Senior Subordinated Notes due 2008 (the "9 7/8% Senior Subordinated Notes"). Certain outstanding bank debt and other senior secured debt obligations of Gaylord would be paid or otherwise satisfied. Assuming that all shares and all notes are tendered, the total consideration for the transaction is approximately $786 million, consisting of $1.80 per share, or approximately $100 million, to purchase the outstanding shares of Gaylord, and approximately $686 million to acquire all the notes and to satisfy the bank debt and other senior secured debt obligations.

         23. Then, on September 28, 2001, Temple-Inland, through its wholly-owned subsidiary Inland Container Corporation I, commenced a tender offer and consent solicitation for each series of notes. Specifically, the tender offers are for: the purchase of 100% of the outstanding principal amount of the 9-3/8% Notes at a price of $735 per $1000 principal amount; 100% of the outstanding principal amount of the 9-3/4% Notes at a price of $735 per $1000 principal amount; and 100% of the 9-7/8% Senior Subordinated Notes at a price of $240 per $1000 principal amount.

         24. At the same time, Temple-Inland has also commenced a tender offer to purchase all of the outstanding shares of Gaylord at a price of $1.80 per share in cash. Gaylord's Board of Directors has unanimously recommended that its shareholders accept the offer and tender their shares. In that regard, Gaylord's Board of Directors has received fairness opinions from Deutsche Bank Alex. Brown Inc. and Rothschild Inc., its financial advisors, stating that the consideration to be received by Gaylord's shareholders is fair from a financial point of view to such shareholders. No such financial opinion has been provided (or attempted) stating that the tender offer consideration is fair to the holders of the notes (nor could it be).

         25. In connection with the tender offers, the Change of Control provisions, inter alia, in the Indentures are not being honored. Instead, a "consent payment" of $20 per $1000 principal amount will be paid for each note tendered prior to the consent payment deadline (which precedes by 14 days the tender offers deadline) and will be in consideration for a tendering noteholder's waiver of that person's rights under the respective Indentures and Notes. The consent payment of $20 per $1000 principal amount was arbitrarily selected and is grossly inadequate in relation to the rights being surrendered.

         26. If defendants succeed in securing the consent of a majority of Gaylord's noteholders, they intend to amend and/or modify the following Indenture provisions:

         --    Section 4.03 --  Limitation on Restricted Payments
         --    Section 4.04 --  Corporate Existence
         --    Section 4.05 --  Payment of Taxes and Other Claims
         --    Section 4.06 --  Maintenance of Properties and Insurance
         --    Section 4.07 --  Compliance Certificate; Notice of Default
         --    Section 4.09 --  SEC Reports
         --    Section 4.10 --  Waiver of Stay; Extension or Usury Laws
         --    Section 4.11 --  Limitation on Transactions With Affiliates
         --    Section 4.12 --  Limitation on Incurrence of Additional
                                Indebtedness
         --    Section 4.13 --  Limitation on Dividends and Other Payment
                                Restrictions
         --    Section 4.14 --  Limitation on Liens
         --    Section 4.15 --  Change of Control
         --    Section 4.16 --  Limitation on Asset Sales
         --    Section 4.17 --  Limitation on Incurrence of Subordinated Debt
         --    Section 4.18 --  Guarantees by Restricted Subsidiaries
         --    Section 5.01 --  When Company May Merge, Etc.
         --    Section 5.02 --  Successor Corporation Substituted

         27. The Indenture amendments would also eliminate the following from the definition of "Event of Default" in the Indentures:

         --    Section 6.01 (2) --   Failure to comply with covenants
         --    Section 6.01 (4) --   Cross-default
         --    Section 6.01 (5) --   Judgment defaults

         28. Finally, the Indenture amendments would eliminate the following guarantee provisions in the Indentures:

         --     Section 10.01  Unconditional Guarantee
         --     Section 10.04  Subsidiary Grantors May Consolidate on Certain
                               Terms

         29. Although the tender offer for the Notes expires on October 26, 2001, the consent payment deadline expires on October 12, 2001. Noteholders who tender after October 12 would be eligible to receive the purchase price (per $1000 principal amount), but not the $20 consent payment (setting up, in effect, two different classes of tender offerees who would receive different consideration). Thus, if the consent payment deadline expires and defendants obtain consents from a majority of the noteholders, defendants will have the ability to amend the terms of the Indentures (even if the tender offers fail to achieve the 90% minimum tender).

         30. The transaction is contingent upon, among other things: (a) at least two-thirds of the outstanding shares of Gaylord being validly tendered and
(b) at least 90% of the aggregate principal amount of the outstanding notes of each series being validly tendered.

         31. The transaction is purportedly not conditioned upon financing. Temple-Inland has reportedly received a financing commitment from Citibank, N.A., to fund its offer for all outstanding shares of Gaylord, to acquire all the notes, to satisfy the bank debt and other senior secured bank obligations, and to pay costs and expenses associated with the transaction. Citibank's financing would be senior to any untendered notes, contrary to Section 4.12 of the Indentures, as detailed above. The tender offers for the outstanding stock and notes are both set to expire on October 26, 2001.

         32. Gaylord has in place a "poison pill" shareholders' rights plan which precludes any unsolicited takeover not approved by the Board. As a condition of the proposed transaction, Gaylord has waived the protections of the poison pill to allow the Temple Inland offer to proceed. Therefore, Gaylord's directors have utilized the Company's preclusive anti-takeover defenses solely to foster and unfair and inadequate transaction which serves their own interests to the detriment of the superior claims held by Noteholders.

         33. According to Standard & Poor's, "because Temple-Inland's balance sheet is already stretched . . . this acquisition could lead to the deterioration of th[at] company's financial profile." In Standard & Poor's view, Temple-Inland's completion of the tender offers for Gaylord's notes "will be tantamount to a default" on Gaylord's debt. In addition, if the acquisition is completed as currently structured, with a minimum 90% tender requirement for the notes, Gaylord's senior unsecured and senior subordinated debt ratings on its remaining outstanding notes will be lowered to "D," Standard & Poor's lowest ratings, and then all ratings would be withdrawn.

         34. According to Gaylord's most recent SEC filing, the Company's directors and executive officers own 13.1 % of the Company's common stock, with Gaylord's Chairman and Chief Executive Officer, Marvin Pomerantz, owning 8.3% of Gaylord's shares. It is believed that these individuals do not own any of Gaylord's notes. In addition, Mr. Pomerantz will receive $8 million in accelerated employee benefits in connection with the transaction.

         35. Notably, while the tender offer price for the stock reflects greater than a 100% premium over the unaffected market price for the shares, the notes are being repurchased at little or no premium and at a deep discount to their par value.

C.       Gaylord's Insolvent Condition

         36. Gaylord is insolvent by any measure. According to its 10-K filing with the SEC for the fiscal year ending September 30, 2000, Gaylord's total stockholders' equity (deficit) was a negative $86.8 million. As for the 2000 fiscal year, Gaylord's net cash decreased by $9.7 million, leaving the Company with cash and cash equivalents at year end which totaled only $700,000. As of September 30, 2000, Gaylord's long-term debt totaled $911.2 million.

         37. For the nine months ended June 30, 2001, Gaylord lost another $14.7 million, and its total stockholders' deficit increased to $100.3 million.

         38. Moreover, according to a September 21, 2001, analyst's report issued by Deutsche Banc Alex. Brown, Gaylord will be unlikely to satisfy the financial covenants in its indentures for the December 2001 quarter "absent a dramatic improvement in the company, industry and/or economy. " Notably, Deutsche Banc was, at the same time, serving as one of the Company's financial advisors in connection with the proposed transaction and rendered a financial opinion to the Gaylord Board attesting to the fairness of the transaction from the shareholders' point of view.

         39. The purchase prices reflected in the transaction confirm Gaylord's insolvent status. Giving effect to Gaylord's $278 million in total bank debt, which will be paid in full, and other senior debt which will also be paid in full, and further taking into account that $200 million of 9-3/8% Notes will be purchased for $151 million (representing a $49 million discount from face), that $225 million of 9-3/4% Notes will be purchased for $169.9 million (representing a $55.1 million discount from face) and that $250 million of 9-7/8% Senior Subordinated Notes will be purchased for $65 million (representing a $185 million discount from face), debt repurchases will total $686 million. In addition, Gaylord's unaffected stock price immediately prior to announcement of the proposed transaction was approximately $44.8 million (56 million shares X $0.80 per share). Thus, Gaylord's enterprise value (the market value of its debt plus its equity), based on the actual purchase prices for the debt, is approximately $740.8 million. However, Gaylord's total outstanding debt obligations amounted to $966.1 million as per its June 30, 2001 10-Q. As a result, the value of Gaylord's assets demonstrably falls short of its liabilities and the Company is therefore unquestionably insolvent.

         40. Temple-Inland wishes to acquired Gaylord and evidences a willingness to do so for consideration (payment and assumption of liabilities) of about $927 million. Payments to noteholders and shareholders would constitute about $485 million of this total. Temple-Inland has no particular reason to care how that sum is distributed to the various classes of security holders. No doubt Gaylord's Board could have negotiated a different structure had it wished. However, under the absolute priority rule that would apply in a Bankruptcy, and a total payout of $485 million to the security holders, the senior noteholders would receive $425 million, the senior subordinate $60 million and the shareholders nothing. So, in essence, the Gaylord Board recommended transaction departs from absolute priority largely by paying the senior noteholders $105 million less than their fair share (under absolute priority) and paying the shareholders $100 million more than they would receive under absolute priority ($0).

         41. Another approach to exploring Gaylord's insolvency is to examine its ability to pay its debts as they come due on a current basis. Gaylord is insolvent by this measure as well. Here, Gaylord has lost money throughout fiscal 2001 (ending September 30, 2001), reporting total losses of $13.5 million through the first three quarters ending June 30, 2001. While the Company managed to report a small $2.4 million profit in 2000, it reported large losses in 1997, 1998 and 1999 ($82m, $82.5m and $46.4m respectively). Recognizing its difficulties, Gaylord states in its June 30, 2000 10-Q, that: "Unless there is significant product price improvement for converted product beyond current levels, however, the company will need to seek covenant modifications to its bank credit agreement by the end of 2001." In other words, Gaylord anticipated difficulty servicing its debt obligations and will need modifications from its lenders, modifications that may or may not be made. Current recessionary trends do not auger well for any significant return to profitability for Gaylord in the foreseeable future.

         42. Furthermore, a September 28, 2001, research report issued by Barclay's uses three additional, different methodologies to value Gaylord on a going-concern basis, none of which exceed the outstanding debt obligations of the Company.

         43. Given Gaylord's clearly insolvent status, the Company, by and through its directors, has assumed fiduciary responsibilities to its creditors which take precedence over any fiduciary duties that would otherwise be owed to Gaylord's shareholders. The assets of Gaylord are, therefore, impressed with a constructive trust for the benefit of its creditors which Gaylord, through the acts of its directors, several of whom own significant amounts of shares, is impairing and improperly diverting to the holders of the common stock. In seeking to sell the Company or otherwise to dispose of its assets, Gaylord's directors were required to obtain 100% payment for the holders of the senior notes, treating them the same as the holders of bank debt and other secured debt, whether or not this would result in the shareholders receiving little or nothing at all. In a bankruptcy or receivership, that would certainly be the result and Gaylord should not be permitted to achieve indirectly that which could not have been achieved directly by use of more conventional methods of financial reorganization.

         44. Instead, Gaylord's directors favored their interests over those of the noteholders. Indeed, there is no indication that the Board established a special committee of independent directors even though several Gaylord directors/officers are being accorded clearly preferential treatment. Putting that aside, no subcommittee specifically devoted to the interests of noteholders, and having its own expert advisors, was apparently ever put into place to ensure that all affected classes of investors would be able to negotiate on a level playing field. In that regard, it is worth noting that the CEO is receiving $8.0 million post-tax in cash now for retirement benefits that would not come due for many years. Another officer-director, Mr. Casey, is also receiving a $1.9 million severance payment and a third director, Mr. Hayford, will receive an after-tax payment of $3.8 million, representing the actuarial value of his retirement benefits. Also, each non-employee director of the Company, Mary Sue Coleman, Harve Ferrill, John Goodenow, David Hawkins, Warren Hayford and Ralph MacDonald, will vest the 1,000 phantom stock units granted upon a change of control of the Company -- yet they are attempting to subvert the change of control provisions in the Indentures, as set forth below, Those six directors are a majority of the Board and two other directors, namely Pomerantz, and Casey are receiving substantial cash payments. Despite these irremediably conflicting circumstances, no special committee was created, nor did the independent directors have separate counsel or financial advisors. It is likely that none of these lucrative employment, retirement and/or severance benefits would be paid or payable in a Chapter 11 proceeding.

         45. It cannot make any economic difference to Temple-Inland how its purchase price is allocated among the Gaylord stockholders. Temple-Inland will have the same ownership and the same tax base regardless of a revised allocation. Therefore, the alleged industrial logic and economic benefits to the two corporate entities would not be adversely affected by reallocation. It is clear, therefore, that these precise terms and allocations were driven by the desire of Gaylord insiders to enrich themselves at the expense of their debtholders.

         46. Temple-Inland has knowingly aided and abetted and substantially assisted in the breaches of fiduciary duties and other wrongs committed by Gaylord and the Trustees. The Trustees, for their part, have primarily participated in, and aided and abetted, the breaches and wrongdoing alleged herein by their overt and tacit cooperation, assistance and acquiescence. In that regard, none of the documentation specified by Sections 4.15 and 5.01 of the Indenture governing the 9-3/8% Notes (or their equivalents), concerning a Change of Control, have been demanded or obtained, and the Trustees have knowingly permitted Temple Inland to attempt to obtain the extinguishment of the Noteholders' rights for the trivial sum of $20 per $1000 principal amount. D. The Notes Tender Offer And Consent Solicitation Are Coercive And Inadequately Disclosed

         47. On September 28, 2001, Temple-Inland, through its wholly-owned subsidiary Inland Container Corporation I, disseminated a Offer To Purchase And Consent Solicitation Statement to holders of the Notes (the "Tender Offer Materials"). As set forth below, the tender offer and consent solicitation for the notes are structured in a manner designed to coerce holders of the Notes into tendering them. Moreover, Temple-Inland and Gaylord have attempted to attract tenders of the Notes through materially false and misleading statements and omissions in the Tender Offer Materials and exhibits thereto.

         48. As structured, the tender offers will have the effect of forcing all Noteholders to tender irrespective of their displeasure with the economic terms of the tender offers. Noteholders who tender accept a substantial discount on the face value of their notes. If, on the other hand, the transaction goes through, abstaining noteholders would have an illiquid claim against a new firm having very questionable value and laden with additional debt that it will be unlikely to service.

         49. Furthermore, many of the noteholders are institutional investors and are themselves fiduciaries and, acting individually, cannot afford to hold the securities and risk their being relegated to the status of holders of notes which are illiquid, unrated and stripped, by virtue of the consent solicitation, of all their protective features. In short, the securities which the noteholders would retain if they did not tender would, in material respects, not be the same securities and would, in reality, be inferior.

         50. The consent solicitation is also highly coercive. Importantly, although the tender offer for the Notes expires on October 26, 2001, the consent payment deadline expires 14 days earlier on October 12, 2001. In that regard, a "consenting" noteholder would be tendering agreement not only to the amendment to the Indentures but to a waiver of any claims in connection with the proposed transaction. Moreover, even a tendering noteholder would not receive the $20 consent payment if the tender were made after October 12, 2001. Thus, defendants are coercively attempting to stampede the noteholders to make an early decision to tender, thereby render their "majority" consent and thus all but assure the success of their coercive tender offers.

         51. The consent solicitation is coercive and, thus illegal, as it is clearly a partial, front-loaded tender offer. Any abstaining noteholder will be left with securities whose terms are so materially degraded as to constitute the holding of a different and much less valuable security. In these types of tender offers, a noteholder is all but forced to tender immediately, to prevent further economic harm to him.

         52. Additionally, the Tender Offer Materials are materially false and misleading for several reasons. The facts about Gaylord's insolvent nature and implications of the tender offers are not properly disclosed, nor is there any discussion of the Company's likely inability to pay the Company's debts as they come due on a current basis. Nowhere is there an explicit discussion of insolvency, fraudulent conveyance risks or the right to priorities that would exist in a bankruptcy proceeding. Nowhere does Gaylord disclose that the substance of the deal is imposing even more senior secured debt on top of those public notes that do not tender, while giving $100 million of the proceeds, unjustifiably and inappropriately, to equity. This raises the risk that if completed the entire transaction will be held to be a fraudulent conveyance and the money "clawed back" from the former equity holders who received cash.

         53. Furthermore, attached as an exhibit to the offer to purchase, as Annex B, is a letter from Gaylord to "Holders of the Notes ("Noteholders") of Gaylord Container Corporation" (the "Gaylord Letter"). In the Gaylord Letter, Gaylord expressly states that the "Company's Board of Directors is expressing no opinion to Noteholders as to acceptance or rejection of the Notes tender offers." Instead, Gaylord cite to a laundry list of factors which it "believes that Noteholders should consider. . . . "

         54. In this regard, defendants affirmatively misrepresent that the transaction is "not coercive." Although defendants assert that the noteholders' prospects in any bankruptcy proceeding are "inherently uncertain," they fail to mention that, in such a proceeding, the Company's stockholders would receive no monies whatsoever, before the senior noteholders were made whole.

         55. Finally, in the Gaylord Letter, defendants misleadingly omit that:

         -- they owe fiduciary duties to the noteholders and are breaching those duties;

         -- the tender offers are being made in an effort to side-step a bankruptcy proceeding wherein the stockholders would receive nothing and the executives would not enjoy their lucrative golden parachutes;

         -- in a bankruptcy proceeding a noteholder would likely fare better than in connection with this transaction;

         -- although Gaylord's directors have taken a neutral position with respect to the tender offer and consent solicitation, the Company should have taken a position against these tender offers; and

         -- that no independent persons negotiated on behalf of the noteholders and that no independent financial advisor could have rendered an opinion finding that the transaction is fair from the noteholders' point of view.

         56. Notably, Gaylord has retained two financial advisors, both acting on behalf of the shareholders, who stand to receive more than $10 million in compensation if the proposed transactions are consummated. The expenses and costs that the Company has and continues to incur with respect to the tender offers are utterly wasteful and, given the Company's patently insolvent status, fraudulent conveyances.

                             FIRST CLAIM FOR RELIEF

               (For Violation of The Trust Indenture Act of 1939)

         57. Plaintiffs repeat and reallege the allegations set forth above.

         58. Fleet and State Street, as Trustees for the respective Indentures for the 9-3/8% Notes and the 9-3/4% Notes, owe fiduciary duties to the Noteholders, and a private right of action exists under the Trust Indenture Act of 1939 to enforce those duties.

         59. The Trustees are, or will be, violating their fiduciary duties by, among other things: (a) permitting and/or facilitating the plan by which the Change of Control provisions in the Indentures will be end-run and subverted;
(b) permitting and/or facilitating the scheme by which $100 million of the $786 million in total acquisition costs will be diverted to Gaylord's stockholders, representing a 100% premium over the stock's unaffected market price, when, due to the Company's insolvency, no amount should be allocated to the stockholders until the Noteholders are paid in full; and (c) failing to act diligently and aggressively to protect the Noteholders against the actions of a conflicted Gaylord Board dominated by, and solely devoted to, the interests of shareholders.

         60. Defendants Gaylord and Temple-Inland are participating in and knowingly aiding and abetting and substantially assisting in the commission of such wrongs.

         61. As a result of the foregoing, plaintiffs and other members of the Class are suffering irreparable injury for which there is no adequate remedy at law.

                             SECOND CLAIM FOR RELIEF

               (For Breaches of Fiduciary Duty and Unfair Dealing)

         62. Plaintiffs repeat and reallege the allegations set forth above.

         63. By reason of the foregoing, the Company, by and through its directors, and the Trustees have each violated their fiduciary duties to the Noteholders and breached implied covenants of fair dealing in the Indentures by permitting, facilitating and/or favoring the proposed transaction. Defendants have acted in bad faith and disloyally to the Noteholders in order to promote their own interests and that of other shareholders without regard to their fiduciary duties to protect and enhance the interests of the Noteholders given Gaylord's insolvent and precarious financial status.

         64. Defendants' fiduciary breaches are exacerbated by the coercive nature of the tender offers for the Notes. As structured, the tender offers will force all Noteholders to tender irrespective of their displeasure with the economic terms of the tender offers. That is because the noteholders, many of whom are institutional investors and are themselves fiduciaries, cannot afford to hold the securities and risk their being relegated to the status of holders of notes which are illiquid, unrated and stripped, by virtue of the consent solicitation, of all their protective features. In short, the securities which the noteholders would retain if they did not tender would, in material respects, not be the same securities and would, in reality, be inferior.

         65. Additionally, Gaylord and the Trustees have engaged in acts of unfair dealing by failing to provide independent noteholder representation in negotiating and considering the proposed transaction and failing to secure financial advisory services and a fairness opinion from the point of view of the noteholders.

         66. In connection with the tender offers, noteholders are not being advised of these deficiencies in the process by which the transaction has been structured and proposed. Further, noteholders are not being advised that consummation of the tender offers is likely to cause a default under Temple-Inland's loan covenants, raising substantial risk that Temple-Inland will be unable to close the transaction.

         67. Moreover, Gaylord's outlays for the fees of financial advisors and counsel in pursuing the proposed transaction and its potential costs for break-up fees and expense reimbursement are, or will be, fraudulent conveyances in light of the Company's insolvent and precarious financial condition.

         68. Each defendant has rendered substantial assistance in the accomplishment of the fiduciary breaches and other wrongs complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist in the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing, realized that their conduct substantially assisted the accomplishment of that wrongdoing, and overall contributed to the course of wrongful conduct.

         69. As a result of the foregoing, plaintiffs and other members of the Class are suffering irreparable injury for which there is no adequate remedy at law.

                             THIRD CLAIM FOR RELIEF

                            (For Declaratory Relief)

         70. Plaintiffs repeat and reallege the allegations set forth above.

         71. Plaintiffs seek declaratory relief pursuant to the Declaratory Judgments Act, 28 U.S.C.ss.2201.

         72. Declaratory relief is sought, inter alia, as to the following matters: (a) Gaylord's fiduciary duties owed to noteholders;

         (b) Gaylord's insolvent status;

         (c) the impact of the contractual provisions in the Indentures, particularly with reference to Change of Control; (d) the consent payment and coercive nature of the tender offers; and (e) the existence of a constructive trust over all Gaylord's assets for the benefit of Gaylord's creditors and defendants' invasion of that trust.

         73. Plaintiffs and other members of the Class are suffering irreparable injury as to which they seek declaratory relief and for which there is no adequate remedy at law. FOURTH CLAIM FOR RELIEF

             Injunctive And Equitable Relief Against Temple-Inland,
                 Inland Container Corporation I And Gaylord For
                Violations Of Sections 14(e) Of The Exchange Act
                    And Rule 14e-3(a) Promulgated Thereunder

         74. Plaintiffs repeat and reallege each and every paragraph above as if fully set forth herein.

         75. This claim is brought individually on behalf of the plaintiffs and not on behalf of the Class. This claim seeks only injunctive and/or equitable relief.

         76. This Count is brought by plaintiffs against Temple-Inland, Inland Container Corporation I and Gaylord with respect to the Tender Offer Documents for violations of Sections 14(e) of the Exchange Act and Rule 14e-3(a) promulgated thereunder. Section 14(e) of the Exchange Act provides that it is unlawful to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with . .
 . any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.

         77. Rule 14e-3(a) provides in pertinent part that it shall constitute a fraudulent, deceptive or manipulative act or practice within the meaning of section 14(e) for any person who is in possession of material information relating to a tender offer which information he knows or has reason to know is non-public to purchase or sell or cause to be purchased or sold any such securities, unless within a reasonable time prior to any purchase or sale such information and its source are publicly disclosed by press release or otherwise.

         78. Temple-Inland, Inland Container Corporation I and Gaylord knowingly and/or recklessly caused to be issued or permitted and acquiesced in or controlled the issuance of the Tender Offer Documents.

         79. The Tender Offer Documents are materially false and misleading as set forth herein. The disclosure of these facts in the Tender Offer Documents is highly material to plaintiffs in deciding whether to tender their notes, consent or otherwise evaluating their options with respect to the transaction.

         80. As a result of the foregoing, Temple-Inland, Inland Container Corporation I and Gaylord are violating Section 14(e) of the Exchange Act and Rule 14e-3(a) promulgated thereunder by the SEC.

         81. By reason of the foregoing, plaintiffs will be damaged, and unless injunctive and/or declaratory relief is granted, will continue to be irreparably injured and damaged.

                               JURY TRIAL DEMANDED

         Plaintiffs hereby demand a trial by jury

         WHEREFORE, plaintiffs demand judgment in favor of themselves and the other members of the Class, as follows: (a) declaring this action to be properly maintainable as a class action (except for the Fourth Claim) and certifying plaintiffs as the class representatives; (b) granting declaratory relief as set forth in the Third Claim For Relief; (c) enjoining defendants from proceeding with the challenged transactions; (d) enjoining the Notes Tender Offer and Consent Solicitation for violating Section 14(e) and Rule 14e-3; (e) if the transactions are consummated, rescinding and setting them aside; (f) imposing a constructive trust on Gaylord's assets for the benefit of its creditors; (g) alternatively, directing defendants, jointly and severally, to account to the Class for the damages sustained by Class members and all profits unlawfully obtained by defendants as a result of the wrongs complained of; (h) awarding plaintiffs the costs and expenses of this action, including reasonable counsel and expert fees; and (i) awarding such other and further relief as may be just, necessary and appropriate under the circumstances.


Dated: October 10, 2001.

                                        MILBERG WEISS BERSHAD
                                           HYNES & LERACH LLP



                                        By: /s/ Steven G. Schulman
                                            -----------------------
                                                Steven G. Schulman (SS-2561)
                                                Samuel H. Rudman (SR-7957)
                                                U. Seth Ottensoser (UO-9703)
                                        One Pennsylvania Plaza
                                        New York, NY 10119
                                        (212) 594-5300
                                        Attorneys For Plaintiffs